The Tocqueville Trust
                                  1675 Broadway
                            New York, New York 10019




May 17, 2002

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549

Re:      The Tocqueville Trust (the "Trust") - CIK No. 0000801444
         Request for Withdrawal of Amendment to Registration Statement on Form N-14/A; File No. 333-85140

Ladies and Gentlemen:

On behalf of the Trust, we hereby request that Pre-Effective Amendment No. 1 to Registration Statement on Form N-14/A (the "Amendment"), filed on May 14, 2002 (accession number 0001116679-02-001059), be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

The Amendment was mistakenly submitted as a Pre-Effective Amendment instead of a Post-Effective Amendment and was thus submitted using an incorrect form type.


Very truly yours,


/s/ Roger Cotta
---------------
Roger Cotta
Secretary